MAIL STOP 3561
								November 18, 2005

Ms. Lori Bolton, President
Matrix Ventures, Inc.
#5 2118 Eastern Avenue
North Vancouver, British Columbia
Canada V7L 3G3

RE: 	Matrix Ventures, Inc.
	Amendment 4 to Registration Statement on Form SB-2
	File Number: 333-120382
      Filed: November 10, 2005

Dear Ms. Bolton:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Description of Business, page 20

1. You state that, following the phase three exploration program, you will complete at least an additional $20,000 in exploration expenditures. Please describe in detail the activities you will conduct in this phase and the necessity to conduct such activities.
Please revise throughout the prospectus and the proposed budget section to make sure that you discuss this phase where appropriate.



Plan of Operation, page 27

2. Please update the status of your phase two exploration.

3. In response to comment 14, you disclosed that $25,000 in legal fees related to the registration statement will be due following the effective date of their registration statement. Considering that your cash balance of $9,330 at June 30, 2005 and your plan to spend
$10,000 in exploration by December 31, 2005, please disclose the source of funds that will be used to pay for the registration statement related legal fees.

Other

4. Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B and provide a current dated consent of the independent accountants in any amendments.

Closing Statements

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Yuna Peng at (202) 551-3391, or to Don Rinehart, who supervised the review of your filing, at (202) 551-3235.

Sincerely,



John Reynolds, Assistant Director

Office of Emerging Growth Companies

cc: 	Greg Yanke, Esq.
	Fax (604) 681-7600

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Ms. Lori Bolton
Matrix Ventures, Inc.
page 1
11/28/2005